SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras releases the names of the candidates appointed by the non-controlling shareholders to the Board of Directors and Audit Committee

Rio de Janeiro, February 28, 2014 - Petróleo Brasileiro S.A. - Petrobras announces that a group of shareholders (Aberdeen do Brasil Gestão de Recursos, APG Asset Management, British Columbia Investment Management Corporation., AMUNDI Asset Management, MN Services N.V., USS Investments Management, Hermes Equity Ownership Services Limited, F&C Management Limited, State of Board of Administration of Florida) representing at least 0.5% (one-half percent) of the company’s capital has submitted the appointment of candidates to the Board of Directors and Fiscal Board, as provided for in CVM Instruction 481/09 and pursuant to the instructions contained in the Manual for Participation of Shareholders in Annual and Special Meetings dated April 2, 2014.

The following candidates have been appointed for the referred to vacancies:

Name of the Candidate	Running for
Mauro Gentile Rodrigues da Cunha	Director indicated by minority common shareholders
José Guimarães Monforte	Director indicated by preferred shareholders
Reginaldo Ferreira Alexandre *	Fiscal Board member indicated by minority common shareholders
Mario Cordeiro Filho *	Fiscal Board member indicated by minority common shareholders (substitute)
Walter Luis Bernardes Albertoni **	Fiscal Board member indicated by preferred shareholders
Robert Lamb**	Fiscal Board member indicated by preferred shareholders (substitute)

Furthermore, due to the provision set forth in CVM Instruction No. 481/09, we inform that the above candidates:

•         Have not been subject, for the past 5 years, to criminal conviction, conviction in an administrative procedure of the CVM and unappealable conviction, in the judicial or administrative sphere, which has suspended or invalidated the exercise of professional or commercial activity.

•         They do not have conjugal relations, steady union, or kinship susceptible to information according to item 12.9 of the “Formulário de Referência”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.